EXHIBIT 99.73

NOTICE OF MEETING AND RECORD DATE

TASMAN METALS LTD.
#1305 - 1090 West Georgia Street
Vancouver, BC    V6E 3V7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Tasman Metals Ltd. (the “Corporation”) will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on Friday, the 11th day of March, 2011, at the hour of 10:00 a.m. (PST), for the following purposes:

1.	To receive the Report to the Shareholders;

2.
To receive the audited financial statements of the Corporation for the fiscal year ended August 31, 2010 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.	To set the number of directors;

4.	To elect directors;

5.	To appoint auditors and to authorize the directors to fix their remuneration;

6.
To consider and, if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Corporation's stock option plan, as more particularly described in the accompanying information circular dated February 4, 2011; and

7.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is the President's Report referred to in item 1 above, a Management Information Circular, a Form of Proxy and an Annual Request for Financial Statements Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on February 4, 2011 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia on February 4, 2011.

By Order of the Board of Directors

“Mark Saxon”

Mark Saxon,
President & CEO